Infrastructure Developments Corp.

299 S Main Street, 13th Floor

Salt Lake City, UT  84111

Pamela Long

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington D.C.

November 11, 2014

Re: Response to your comments on Infrastructure Developments Corp., Amendment No. 1 to Form 8-K filed October 14, 2014, and Form 10-Q for the Fiscal Quarter Ended June 30, 2014, filed August 21, 2014, File No. 000-52936

Dear Pamela Long,

In this response letter and in our amended filings we acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing;  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form 8-K Filed October 14, 2014

General

1.  Please file your next amendment on the correct Form 8-K/A and update the cover page of your Form 8-K to note that it is an amended filing.

Response –

            We have filed the accompanying amendment on the correct Form 8-K/A and updated the cover page of our Form 8-K to note that it is an amended filing.

2.  Your response letter dated October 2, 2014 is not signed by anyone.  Accordingly, the Tandy representations that we requested at the end of our comment letter dated September 2, 2014 are insufficient.  Please provide these representations in a separate signed letter from the company on EDGAR with your next response.

Response –

We are providing a signed representation in this letter.

Increased Regulatory Oversight, page 12

3.  The second line in the first paragraph on page 12 under “Increased Regulatory Oversight” includes a sentence that begins with “l estate business, as the Dubai government iThe…”  Please revise these apparent typographical errors.

Response –

We have revised these typographical errors.

Item 3. Properties, page 26

4.  We note your response to comment 12 in our letter dated September 2, 2014.  While you have included a copy of your office lease, it does not appear that you have disclosed the terms of your office lease in your amended filing.  We re-issue the comment.

“Please disclose whether the company or Orbis leases office space.  If so, please disclose the terms of such lease(s) and include copies of such lease(s) as exhibits to your filing.”

Response –

We have included a copy of the lease in our amended filing on Form 8-K/A-2 and disclosed the terms of our office lease in our amended filing.

Involvement in Certain Legal Proceedings, page 30

5.  We note your response to comment 18 in our letter dated September 2, 2014.  You make reference to your “sole director and executive officer” in your supplemental response.  As it appears that Mr. Cyril Means III was appointed as a director on September 1, 2014, please supplementally confirm that Mr. Means has not been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Response –

            We erred in our reference to having a “sole director and executive officer.” We have supplementally confirmed that Mr. Means has not been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Item 6. Executive Compensation, page 31

6.  We note your response to comment 19 in our letter dated September 2, 2014 and the disclosure with respect to Mr. Choran’s employment contract on page 4.  However, we still note your disclosure on pages 25 and 32 and that the Company has no employment agreements.  Please revise your disclosure to correct these inconsistencies.

Response –

            We have corrected our disclosure to correct the inconsistencies.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

7.  Please file the amended Form 10-Q for the quarter ended June 30, 2014, as referenced in your response to comment 38 in our letter dated September 2, 2014.

Response –

            We will file the amended Form 10-Q as referenced in our response.

 /s/ Eric Montandon

Eric Montandon, CEO